May 12, 2011

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Scripps Networks Interactive, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 1-34004

Dear Mr. Spirgel,

In connection with the staff’s letter dated April 28, 2011 relating to the above-captioned Form 10-K, this will confirm my conversation today with Mr. Michael Henderson, Staff Accountant at the Security and Exchange Commission, that we have agreed Scripps Networks Interactive, Inc. will respond to staff comments set forth in such letter and provide the additional information requested by May 20, 2011.

Sincerely,

/s/ Jeffry S. Mathews
Jeffry S. Mathews
Director, Financial Reporting